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As filed with the Securities and Exchange Commission on November 3, 2004

Registration No. 333-119027

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-1 ON FORM S-3*
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Acusphere, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3208947 (I.R.S. Employer Identification Number)

Acusphere, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472
(617) 648-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sherri C. Oberg
President and Chief Executive Officer
Acusphere, Inc.
500 Arsenal Street
Watertown, Massachusetts 02472
(617) 648-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Wittenberg, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
Tel: (617) 248-7000
Fax: (617) 248-7100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.01 par value per share	2,865,522	$6.29(2)	$18,024,134(2)	$2,284

Common Stock, $.01 par value per share	574,478	$6.34(3)	$3,636,446(3)	$462

Common Stock, $.01 par value per share, issuable upon exercise of warrants	688,000	$8.50(4)	$5,848,000(4)	$742

Total Registration Fee				$3,488(5)

(1)
Includes an indeterminable number of additional shares of Common Stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling stockholders.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Acusphere, Inc. on the Nasdaq National Market on September 10, 2004.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the Common Stock of Acusphere, Inc. on the Nasdaq National Market on October 27, 2004.

(4)
Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, the registration fee has been calculated based upon the exercise price of the warrants, which is equal to $8.50 per share of Common Stock.

(5)
Of the $3,488 registration fee due in connection with the filing of this Amendment No. 2 to Registration Statement, $2,902 has been previously paid in connection with Registration Statement on Form S-1, filed September 15, 2004. Pursuant to Rule 457(p), the registrant is offsetting the additional $586 registration fee due in connection with the filing of this Amendment No. 2 to Registration Statement against the registration fee previously paid by registrant in the amount of $17,250 for a Registration Statement on Form S-1, filed September 4, 2001, File No. 333-68926, of which $5,582.10 has been previously applied to the registration fee for a Registration Statement on Form S-1, filed July 1, 2003, File No. 333-106725 and $2,902 has been previously applied to the registration fee for a Registration Statement on Form S-1, filed September 15, 2004, File No. 333-119027.

*EXPLANATORY NOTE

        This Pre-Effective Amendment No. 2 to Form S-1 on Form S-3 is being filed to convert the Registration Statement on Form S-1 and the amendment thereto (File No. 333-119027) into a Registration Statement on Form S-3 and to register certain additional shares of Common Stock.

The information in this prospectus is not complete and may be changed. A registration statement relating to the shares has been filed with the Securities and Exchange Commission. The shares may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective.

SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2004

PROSPECTUS

4,128,000 Shares

Common Stock

        The selling stockholders identified in this prospectus are offering for sale up to 4,128,000 shares of our Common Stock, $0.01 par value per share. The selling stockholders have indicated that sales of their shares of Common Stock may be made by the methods described in the section entitled "Plan of Distribution" in this prospectus.

        The selling stockholders acquired their shares from us in a private placement that completed an initial closing on August 2, 2004 and a second closing on October 21, 2004 and is more fully described on page 20 of this prospectus under the heading "Selling Stockholders." The selling stockholders include: Quaker Capital Partners I, L.P., Quaker Capital Partners II, L.P., Kings Road Investments Ltd., SF Capital Partners Ltd., Bay Resource Partners, L.P., Bay Resource Partners Offshore Fund, Ltd., Bay II Resource Partners, L.P, Thomas E. Claugus, ADAR Investment Fund Ltd., Capital Ventures International, Portside Growth and Opportunity Fund, Atlas Equity I, Ltd., Sunrise Equity Partners, L.P., Bluegrass Growth Fund LP, Bluegrass Growth Fund, Ltd., MFN LLC, Smithfield Fiduciary LLC, Ursus Capital, L.P., Ursus Offshore Ltd., Wasatch Funds, Inc. for Wasatch Global Science & Technology Fund, Wasatch Funds, Inc. for Wasatch Micro Cap Value Fund and Delta Opportunity Fund, Ltd.

        The selling stockholders will receive all of the proceeds from any sales of Common Stock. However, if all of the warrants held by selling stockholders are exercised for cash, we will receive proceeds of up to approximately $5,848,000. We have agreed to bear substantially all of the expenses in connection with the registration and resale of the shares (other than selling commissions and fees).

        Our Common Stock is quoted on the Nasdaq National Market under the symbol "ACUS." On November 2, 2004, the last reported sale price for our Common Stock on the Nasdaq National Market was $6.40 per share.

        Investing in our stock involves a high degree of risk. See "Risk Factors" on Page 3 for information that should be considered by prospective investors.

        The shares have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor have those organizations determined that this prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

        Prospective investors should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide prospective investors with information that is different.

        Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.

        This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

The date of this prospectus is            , 2004

        The names "Acusphere," "HDDS" and "PDDS" and our logo are our trademarks. This prospectus also contains the trademarks and tradenames of other entities that are the property of their respective owners.

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PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus.

Our Company

        We are a specialty pharmaceutical company that develops new drugs and improved formulations of existing drugs using our proprietary porous microparticle technology. We are focused on developing proprietary drugs that can offer significant benefits such as improved safety and efficacy, increased patient compliance, greater ease of use, expanded indications or reduced cost. Our three initial product candidates are designed to address large unmet clinical needs within cardiology, oncology and asthma. Our lead product candidate is a cardiovascular drug in Phase III clinical development for the detection of coronary heart disease, the leading cause of death in the United States.

        We created our three initial product candidates using technology that enables us to control the size and porosity of microparticles in a versatile manner, so we can customize the microparticles to address the delivery needs of a variety of drugs. We are focused on creating porous microparticles that are smaller than red blood cells. Small microparticles are important for delivering drugs intravenously so that they can pass through the body's smallest blood vessels, for increasing the surface area of a drug so that the drug will dissolve more rapidly, and for delivering drugs to the lung via inhalation. Porosity is important for entrapping gases in microparticles, for controlling the release rate of the drug from a microparticle, and for targeting inhaled drugs to specific regions of the lung.

Recent Events

Collaboration with Nycomed Danmark ApS

        In July 2004, we entered into a collaboration, license and supply agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed rights to develop and market our lead product candidate, AI-700, in Europe. As part of this agreement, in July 2004 Nycomed paid us a $4.0 million license fee and the first of eight consecutive quarterly installments of $1.0 million each. Beginning in October 2004, Nycomed is required to pay us the remaining seven consecutive quarterly installments of $1.0 million each. In total, the agreement also provides for Nycomed to pay us up to $58.0 million in milestone payments upon achievement of certain regulatory milestones and sales goals. Under the agreement, we will also be paid to manufacture AI-700 for Nycomed and are entitled to royalties on Nycomed's sales of AI-700.

Commercial Facility

        In July 2004, we entered into a lease agreement for 58,000 square feet of commercial manufacturing space in Tewksbury, Massachusetts. We intend to build out and qualify this facility for commercial manufacturing. We intend to demonstrate that we can produce AI-700 at a commercial manufacturing scale prior to our filing of a NDA for AI-700 and, subject to required regulatory approvals, we intend to manufacture AI-700 in this facility for commercial use.

Loan with MassDevelopment

        In August 2004, we entered into loan with MassDevelopment, a Massachusetts statewide finance and development agent, under which up to $2.0 million of financing is available to us upon our completion of certain tenant improvements to the Tewksbury facility. We intend to use the $2.0 million loan to help renovate and equip a building located at 890 East Street in Tewksbury, Massachusetts. To date, no funds have been drawn under the MassDevelopment loan.

Private Financing

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock.

        On October 21, 2004 and in accordance with Nasdaq marketplace rules and customary closing conditions, a second and final closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $3.6 million and the issuance of 574,478 shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 114,895 shares of common stock at an exercise price of $8.50 per share.

        Net proceeds from the financing are expected to be used to further fund the development program for AI-700 and for working capital and general corporate purposes.

Corporate Information

        We were organized as a Delaware corporation on July 12, 1993. Our principal executive offices are located at 500 Arsenal Street, Watertown, Massachusetts 02472. Our telephone number at that location is (617) 648-8800. Our website is located at www.acusphere.com. The information contained on our website is not part of this prospectus.

RISK FACTORS

        An investment in our common stock involves significant risks. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business, results of operation and financial condition. In evaluating our business and before you decide to buy our Common Stock, you should consider carefully the following risks, in addition to the other information contained in this prospectus and the other documents incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Common Stock would decline, and you may lose all or part of the money you paid to buy our Common Stock.

Risks Related to Our Company

We have not generated revenues to date, and we may not achieve profitability for some time, if at all.

        We are focused on product development and we have not generated any revenues to date. We have incurred losses each year of our operations and we expect to continue to incur operating losses for the next several years. The process of developing our products requires significant clinical, development and laboratory testing and clinical trials as well as regulatory approvals. In addition, commercialization of our product candidates will require us to establish sales, marketing and manufacturing capabilities, either through internal hiring or through contractual relationships with others. We expect our research and development and general and administrative expenses will increase over the next several years. As of June 30, 2004, our cumulative net loss was $130.0 million.

If we fail to obtain regulatory approvals for our product candidates under development, and in particular our lead product candidate AI-700, we will not be able to generate revenues from the commercialization or sale of our product candidates.

        We must receive regulatory approval of each of our product candidates before we can commercialize or sell that product candidate. The pre-clinical laboratory testing, formulation development, manufacturing and clinical trials of any product candidates we develop independently or in collaboration with third parties, as well as the distribution and marketing of these product candidates, are regulated by numerous federal, state and local governmental authorities in the United States, principally the FDA, and by similar agencies in other countries. The development and regulatory approval process takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and will thus delay our receipt of revenues, if any, from any of our product candidates. We cannot assure you that our clinical trials will demonstrate the safety and efficacy of any of our product candidates or will result in marketable products.

        No product can receive FDA approval unless human clinical trials show both safety and efficacy for each target indication in accordance with FDA standards. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late stage clinical trials even after achieving promising results in early stage development. We therefore cannot assure you that the results from our Phase II clinical trials for AI-700 will be predictive of results obtained in our Phase III clinical trials. Many of the patients in our AI-700 clinical trial have coronary heart disease. As part of our AI-700 Phase III clinical trials, patients will be exposed to potential safety risks associated with a stress test, including risks associated with a pharmacological stressor, and AI-700. Given the nature of the AI-700 Phase III clinical trial, including administering AI-700 to larger numbers of at-risk patients and new clinical sites, adverse events are expected to be encountered during the clinical trial. Adverse events are also likely to be encountered in clinical trials for our other products, which clinical trials also include at-risk patients. If significant adverse events are detected and these events are attributable to our products, such events could delay, limit or prevent regulatory agency approval. Further, data obtained from pre-clinical and clinical activities are subject to varying interpretations that could delay, limit or prevent regulatory agency approval. We cannot assure you that our Phase III plan for AI-700 will successfully address the concerns of the FDA or that the results of the Phase III program will establish the safety and efficacy of AI-700 sufficiently for us to obtain regulatory approval.

        We may also encounter delays or rejections based on our inability to enroll enough patients to complete our clinical trials. We may also encounter delays, resulting from the need to enroll more patients than expected in our clinical trials, based on our inability to enroll a mix of patients that is consistent with our estimated clinical trial enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, and the eligibility criteria for the study and the freedom to operate with respect to intellectual property. Delays in planned patient enrollment, or the need to enroll more patients, may result in increased costs and delays, which could have a harmful effect on our ability to develop products. We may encounter delays or rejections based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval of a particular compound. On May 1, 2004, changes went into effect in the regulation of clinical trials in Europe. Implementation of these changes could lead to delays to our clinical trials. We also may encounter delays in the event we are unable to produce clinical trial material in sufficient quantities and of sufficient quality to meet the schedule for our planned clinical trials. In addition, we rely on a number of third parties, such as clinical research organizations, to help support the clinical trials by performing independent clinical monitoring, data acquisition and data evaluations. Any failure on the part of these third parties could delay the regulatory approval process.

        Failure to obtain regulatory approval or any delay or setback in obtaining regulatory agency approvals could:

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  adversely affect our ability to market any drugs we develop independently or with collaborative partners;

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  impose additional costs and diminish any competitive advantages that we may attain; or

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  adversely affect our ability to generate royalties.

        In particular, failure to obtain approval or substantial delays in obtaining approval for our lead product candidate, AI-700, would delay our receipt of product revenues and materially adversely affect our business, financial condition and results of operations.

        We cannot be certain that we will obtain any regulatory approvals in other countries and the failure to obtain these approvals may materially adversely affect our business, financial condition and results of operations. In order to market our products outside of the United States, we and our current, and potential future, collaborative partners must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. The approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with obtaining FDA approval detailed above. Approval by the FDA does not ensure approval by the regulatory authorities of other countries. In addition, many countries outside the United States require a separate review process prior to marketing to determine whether their national health insurance scheme will pay for newly approved products, as well as the price which may be charged for a product.

Our products, if approved, may fail to achieve market acceptance.

        There can be no assurance that any products we successfully develop, if approved for marketing, will achieve market acceptance or generate significant revenues. Each of our product candidates is intended to replace or alter existing therapies or procedures, and hospitals, physicians or patients may conclude that these products are less safe or effective or otherwise less attractive than these existing therapies or procedures. For example, our lead product candidate, AI-700, is a contrast agent for use in ultrasound imaging procedures which will compete with existing nuclear imaging and stress echocardiography. Hospitals, physicians or patients may prefer these existing procedures to AI-700 enhanced ultrasound imaging. If our products do not receive market acceptance for any reason, it would adversely affect our business, financial condition and results of operations.

        Further, our competitors may develop new technologies or products that are more effective or less costly, or that seem more cost-effective, than our products. We can give no assurance that hospitals, physicians, patients or the medical community in general will accept and use any products that we may develop.

If we cannot raise additional capital on acceptable terms, we may be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

        We will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to market and to establish commercial manufacturing, marketing and sales capabilities. Our future capital requirements will depend on many factors, including:

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  the progress of pre-clinical development and laboratory testing and clinical trials;

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  the timing of construction and size to which we expand our manufacturing capabilities;

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  the time and costs involved in obtaining regulatory approvals;

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  the number of product candidates we pursue;

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  the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

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  the establishment of selected strategic alliances and activities required for product commercialization.

        We intend to seek additional funding through strategic collaborations and may seek funding through private or public sales of our securities or by licensing all or a portion of our technology. This funding may significantly dilute existing stockholders or may limit our rights to our technology.

        We cannot assure you that we can obtain additional funding on reasonable terms, or at all. If we cannot obtain adequate funds, we may:

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  terminate or delay clinical trials for one or more of our product candidates;

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  delay our establishment of sales, marketing and/or manufacturing capabilities;

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  curtail significant product development programs that are designed to identify new product candidates;

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  relinquish rights to our technologies or product candidates; and/or

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  terminate or delay build-out and commissioning of our commercial manufacturing facility.

Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.

        Competitors and other third parties may initiate patent litigation against us in the United States or in foreign countries based on existing patents or patents that may be granted in the future. Many of our competitors have obtained patents covering products and processes generally related to our products and processes, and they may assert these patents against us. Moreover, there can be no assurance that these competitors have not sought or will not seek additional patents that may cover aspects of our technology. As a result, there is a greater likelihood of a patent dispute than would be expected if our competitors were pursuing unrelated technologies.

        While we conduct patent searches to determine whether the technologies used in our products infringe patents held by third parties, numerous patent applications are currently pending and may be filed in the future for technologies generally related to our technologies, including many patent applications that remain confidential after filing. Due to these factors and the inherent uncertainty in conducting patent searches, there can be no guarantee that we will not violate third-party patent rights that we have not yet identified.

        We know of U.S. and foreign patents issued to third parties that relate to aspects of our product candidates. There may also be patent applications filed by these or other parties in the United States and various foreign jurisdictions that relate to some aspects of our product candidates, which, if issued, could subject us to infringement actions. In particular, we are aware of U.S. and foreign patents owned by third parties, including potential competitors, that arguably cover aspects of our AI-700 contrast agent. We and several of these parties have recently been actively engaged in opposing the grant of European patents with claims that arguably cover aspects of our AI-700 product. Parties may contest patents in Europe prior to contesting the counterpart patents in the United States because of procedural differences between European and U.S. patent laws as well as economic considerations. There is a significant possibility that one or more of these third parties will use litigation to assert their patents in the United States or Europe.

        The owners or licensees of these and other patents may file one or more infringement actions against us. In addition, a competitor may claim misappropriation of a trade secret by an employee hired from that competitor. Any such infringement or misappropriation action could cause us to incur substantial costs defending the lawsuit and could distract our management from our business, even if the allegations of infringement or misappropriation are unwarranted. The defense of multiple claims could have a disproportionately greater impact. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale or importing our products or prevent our customers from using our products. If a court determined or if we independently discovered that any of our products or manufacturing processes violated third-party proprietary rights, our clinical trials could be delayed and there can be no assurance that we would be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.

If we are unable to protect our intellectual propriety rights, our competitors may develop and market products with similar features that may reduce demand for our products, and we may be prevented from establishing collaborative relationships on favorable terms.

        The following factors are important to our success:

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  receiving patent protection for our product candidates;

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  maintaining our trade secrets;

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  not infringing on the proprietary rights of others; and

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  preventing others from infringing our proprietary rights.

        We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of many foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

        We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

We may become involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

        In order to protect or enforce our patent rights, we may initiate patent litigation against third parties in the United States or in foreign countries. In addition, we may become subject to interference or opposition proceedings conducted in patent and trademark offices to determine the priority of inventions. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings would be costly and divert our technical and management personnel from their normal responsibilities. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure could materially adversely affect our business and financial results.

We have never manufactured any of our product candidates in commercial quantities, and if we fail to develop an effective manufacturing capability for our products, including our lead product candidate AI-700, we may be unable to commercialize these products.

        We have no experience in manufacturing our products for commercial use and limited experience in designing equipment for the manufacture of our products. We intend to build out and qualify a commercial manufacturing facility in Tewksbury, Massachusetts and to demonstrate that we can produce AI-700 at a commercial manufacturing scale prior to our filing of a NDA for AI-700 and, subject to required regulatory approvals, we intend to manufacture AI-700 in this facility for commercial use. We can not assure you that we will be able to successfully manufacture our products in sufficient quantities for commercial sale, or obtain the necessary regulatory approvals for such commercial manufacture, at all or in a timely or economical manner. Our intention to manufacture AI-700 or other products exposes us to the following risks, any of which could delay or prevent the approval of our products by the FDA or corresponding state and foreign agencies, or the commercialization of our products, or result in higher costs or inability to meet demand for AI-700 leading to potential revenue loss, and any of which would have a material adverse impact on our business, financial condition and results of operations.

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  Manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance. Accordingly, we might not be able to manufacture sufficient quantities of drugs to meet our clinical schedules or to commercialize our products.

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  Manufacturers are obliged to manufacture in highly controlled environments and to operate in accordance with FDA and international mandated current good manufacturing practices, or cGMPs. For our clinical trials we have relied on contract manufacturers for such facilities and cGMP compliance. In July 2004, we entered into a lease for a facility in Tewksbury, Massachusetts that we intend to convert into a commercial manufacturing facility for AI-700. Creation and qualification of a commercial manufacturing environment requires significant expertise and capital resources, including the development of advanced manufacturing techniques and process controls and is subject to local and state planning approvals. Manufacturers of pharmaceutical products often encounter difficulties in constructing and qualifying new manufacturing facilities and in production, especially in scaling-up initial production. A failure within this new facility to establish and follow cGMPs and to document adherence to such practices may lead to significant delays in the availability of material for our NDA filing or commercial production for AI-700 and may delay or prevent filing or approval of marketing applications for our products or the ability to continue to manufacture the products. Any such delays would further require us to continue to operate this facility and incur related costs.

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  Manufacture of our product candidates, in preparation for filing a NDA and for commercial production, will each initially require and rely on a single commercial manufacturing site, directly or through a contract manufacturer, without the backup of a second site that is qualified for commercial manufacture of the product. Qualification of another manufacturing site can be expensive and time consuming. Prior to using product from a new manufacturing site, we must demonstrate that the specifications for the product are consistent with the specifications for the product as it was manufactured at a prior qualified site or we must clinically or otherwise demonstrate that the safety and efficacy of the product produced in the new manufacturing site is consistent with the product as it was manufactured at the prior site. Demonstrating such consistency may be difficult, expensive or time consuming. In addition, before we would be able to produce product for commercial use at a new facility, it will have to undergo a pre-approval inspection by the FDA and corresponding state and foreign agencies. Once approved, drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. Failure to maintain compliance with cGMP or with safety or environmental regulations could result in penalties, product recalls or restrictions on the use of the manufacturing site.

        Under the terms of our collaboration agreement with Nycomed, we are responsible for the commercial manufacture of AI-700 for marketing and sale by Nycomed in Europe. Failure to manufacture AI-700 in a timely manner or on an economic basis, or in sufficient quantities, could jeopardize our relationship with Nycomed. We do not currently have a European sales force, nor do we have experience with regard to the commercialization, marketing, sale or distribution of pharmaceutical products in Europe, and we rely entirely on Nycomed for this expertise. Any termination of our relationship with Nycomed would have a material adverse impact on our business, financial condition and results of operations.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials may be delayed and our costs may rise.

        We may rely substantially on third-party contract manufacturers to supply, store and distribute our potential products for our clinical trials and other development needs. Our reliance on these third-party manufacturers will expose us to the following risks, any of which could delay or prevent the completion of our clinical trials, the approval of our products by the FDA, or the commercialization of our products, result in higher costs, or deprive us of additional product candidates, and any of such effects would have a material adverse impact on our business, financial condition and results of operations.

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  Contract manufacturers often encounter difficulties in achieving volume production, quality control and quality assurance, as well as shortages of qualified personnel. Accordingly, a manufacturer might not be able to manufacture sufficient quantities of drugs to meet our clinical schedules.

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  Contract manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of these contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical study and may delay or prevent filing or approval of marketing applications for our products.

  •
  For each of our current product candidates we will initially rely on a single manufacturer. Changing these or future manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers may require re-validation of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, or at all.

  •
  Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully. Our manufacturing levels, while important to us, can represent relatively small fractions of the overall business of most qualified contract manufactures. As a result, the contract manufactures may not provide us with the attention that we need or may be unwilling to adapt to necessary changes in our manufacturing requirements.

        Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third party contractors, we do not have control over our third-party manufacturers' compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

We may not be able to manufacture our products in commercial quantities, which would prevent us from marketing our products.

        To date our product candidates have been manufactured in small quantities for pre-clinical and clinical trials. If any of these product candidates are approved by the FDA or foreign regulatory authorities for commercial sale, we will need to manufacture them in larger quantities. For AI-700, it is our intention to not seek regulatory approval until we have demonstrated that we can manufacture AI-700 at a larger batch scale than is being used for clinical trial materials. We cannot assure you that we will be able to successfully increase the manufacturing capacity or scale-up manufacturing volume per batch, whether on our own or in collaboration with third party manufacturers, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require certain additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply of that product candidate. Our product candidates require precise, high-quality manufacturing. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors and reliable product packaging for diverse environmental conditions, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

Materials necessary to manufacture our products may not be available, which may delay our development and commercialization activities.

        Only a few facilities manufacture some of the raw materials necessary to manufacture our products. For example, the manufacture of AI-850 will require bulk quantities of paclitaxel, a natural substance that is difficult to produce and is in limited supply. We currently have no supply agreements in place with any supply facility. If we need to purchase a raw material that is in limited supply for our clinical trials, or for commercial distribution if we obtain marketing approval of a product candidate, we cannot assure you that one or more suppliers would be able to sell us that raw material at the time we need it and on commercially reasonable terms. If we change suppliers for any of these materials or any of our suppliers experiences a shutdown or disruption in the facilities used to produce these materials, due to technical, regulatory or other problems, it could harm our ability to manufacture our products. Our inability to obtain required raw materials for any reason could substantially impair our development activities or the production, marketing and distribution of our products.

We have no experience selling, marketing or distributing our products and no internal capability to do so.

        If we receive regulatory approval to commence commercial sales of any of our products, we will face competition with respect to commercial sales, marketing and distribution. These are areas in which we have no experience. To market any of our products directly, we must develop a direct marketing and sales force with technical expertise and supporting distribution capability. Alternatively, we may engage a pharmaceutical or other healthcare company with an existing distribution system and direct sales force to assist us. There can be no assurance that we will successfully establish sales and distribution capabilities either on our own or in collaboration with third parties or gain market acceptance for our products. To the extent we have or will enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and there can be no assurance that our efforts will succeed.

We will establish collaborative relationships, and those relationships may expose us to a number of risks.

        We will rely on a number of significant collaborative relationships with pharmaceutical or other healthcare companies for our manufacturing, research funding, clinical development and/or sales and marketing performance. Reliance on collaborative relationships poses a number of risks, including the following:

  •
  we cannot effectively control whether our corporate partners will devote sufficient resources to our programs or product candidates;

  •
  disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

  •
  disagreements with collaborators could delay or terminate the research and development, regulatory approval or commercialization of product candidates, or result in litigation or arbitration;

  •
  corporate partners may have considerable discretion in electing whether to pursue the development of any additional product candidates and may pursue technologies or products either on their own or in collaboration with our competitors; and

  •
  collaborators with marketing rights may choose to devote fewer resources to the marketing of our product candidates than they do to product candidates of their own development.

        For example, we established a joint venture with Elan Corporation, plc and affiliates in 2000. At the time, we anticipated that we would share the cost of pre-clinical and clinical trials for product candidates being developed by the joint venture with Elan. In 2002, for reasons beyond our control, Elan ceased funding the joint venture and the joint venture was terminated. In connection with the termination, we agreed to pay Elan a royalty if we commercialize the asthma product candidate that was being developed by the joint venture. Future development of product candidates will require that we provide all the funding for the cost of development and clinical trials or identify collaborators to share in the costs.

        In July 2004, we entered into a collaboration, license and supply agreement with Nycomed in which we granted Nycomed rights to develop and market AI-700 in Europe. There can be no assurance that the regulatory goals, sales targets and other objectives of this agreement will be achieved. Failure to achieve these goals, targets and objectives would result in our inability to receive license, milestone, royalty and other payments under this agreement, which would have a material adverse impact on our business, financial condition and results of operations including, under certain conditions, reduction of royalty rates, delays in regulatory approvals and product sales, penalties and termination of the agreement.

        Given these risks, our current and future collaborative efforts may not be successful. Failure of these efforts could delay our product development or impair commercialization of our products, and could have a material adverse effect on our business, financial condition and results of operations.

Competition in the pharmaceutical industry is intense, and if we fail to compete effectively our financial results will suffer.

        We engage in a business characterized by extensive research efforts, rapid developments and intense competition. We cannot assure you that our products will compete successfully or that research and development by others will not render our products obsolete or uneconomical. Our failure to compete effectively would materially adversely affect our business, financial condition and results of operations. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price. Specifically, we expect important factors will include the relative speed with which we can develop products, complete the clinical, development and laboratory testing and regulatory approval processes and supply commercial quantities of the product to the market.

        We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing our initial product candidates and any additional products we develop using our HDDS and PDDS technologies, we will face substantial competition from large pharmaceutical, biotechnology and other companies, universities and research institutions.

  •
  AI-700, our ultrasound contrast agent and lead product candidate, if approved for marketing and sale, will compete with nuclear stress tests, the current standard of care in myocardial perfusion imaging. Nuclear contrast agents that are approved for use in myocardial perfusion imaging include products marketed by Amersham, Bristol-Myers Squibb and Tyco International. In addition, Amersham, Bristol-Myers Squibb and Imcor have developed ultrasound contrast agents that have been approved by the FDA for resting wall motion studies, and in the future they may seek to broaden their products to include stress echo and myocardial perfusion assessment. Moreover, we are aware that other companies, such as Bracco, are developing ultrasound contrast agents for wall imaging and for radiology applications, and that Point Biomedical is developing an ultrasound contrast agent specifically for myocardial perfusion imaging. In March 2004, Point announced that it had recently completed two pivotal Phase III trials for this contrast agent and plans to file an NDA with the FDA later this year. Finally, some cardiologists may find it satisfactory to use stress echo without contrast for the detection of coronary heart disease.

  •
  AI-850, our reformulation of paclitaxel, if approved for marketing and sale, will also face intense competition from companies such as American Pharmaceutical Partners, NeoPharm and Sonus Pharmaceuticals, which are applying significant resources and expertise to developing reformulations of paclitaxel for intravenous delivery. Other companies, such as Cell Therapeutics, are developing new chemical entities that involve paclitaxel conjugated, or chemically bound, to another chemical.

  •
  AI-128, our sustained release formulation of an asthma drug, if approved for marketing and sale, will also face intense competition. Companies such as Alkermes possess technology that may be suitable for sustained release pulmonary drug delivery and may have competitive programs that have not been publicly announced or may decide to begin such programs in the future. In addition, large pharmaceutical companies that market FDA-approved asthma drugs may be developing sustained release versions of their asthma drugs that would compete with our product candidates.

        Relative to us, most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Many of our competitors may achieve product commercialization or patent protection earlier than we will. Furthermore, we believe that some of our competitors have used, and may continue to use, litigation to gain a competitive advantage. Finally, our competitors may use different technologies or approaches to the development of products similar to the products we are seeking to develop.

If we are unable to retain key personnel and hire additional qualified scientific, sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

        We depend on the principal members of our scientific and management staff. The loss of these principal members' services might significantly delay or prevent the achievement of research, development or business objectives and could materially adversely affect our business, financial condition and results of operations. We do not maintain key person life insurance on any of these principal members. We do not have employment contracts with any of these principal members.

        Our success depends, in large part, on our ability to attract and retain qualified scientific and management personnel such as these individuals. We face intense competition for such personnel and consultants. We cannot assure you that we will attract and retain qualified management and scientific personnel in the future.

        Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, commercial manufacturing and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect prospects for our success.

We expect to develop international operations that will expose us to additional business risks.

        In the future, we expect to develop operations outside the United States in order to market and distribute our products. Regardless of the extent to which we seek to develop these operations ourselves or in collaboration with others, we cannot be sure that our international efforts will be successful. Any expansion into international markets will require additional resources and management attention and will subject us to new business risks. These risks could lower the prices at which we can sell our products or otherwise have an adverse effect on our operating results. Among the risks we believe are most likely to affect any international operations are:

  •
  different regulatory requirements for approval of our product candidates;

  •
  dependence on local distributors;

  •
  longer payment cycles and problems in collecting accounts receivable;

  •
  adverse changes in trade and tax regulations;

  •
  the absence or significant lack of legal protection for intellectual property rights;

  •
  political and economic instability; and

  •
  currency risks.

Risks Relating to Our Industry

Even if we obtain marketing approval, our products will be subject to ongoing regulatory review.

        If regulatory approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly, post-marketing follow-up studies. As to products for which marketing approval is obtained, the manufacturer of the product and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the product or the manufacturer, including withdrawal of the product from the market. We may be slow to adapt, or we may never adapt, to changes in existing requirements or adoption of new requirements or policies.

        If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

        Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like our product candidates, and our commercial success will depend in part on these third-party payors agreeing to reimburse patients for the costs of our products. Even if we succeed in bringing any of our proposed products to market, we cannot assure you that third-party payors will consider our products cost-effective or provide reimbursement in whole or in part for their use.

        Significant uncertainty exists as to the reimbursement status of newly approved health care products. Each of our product candidates is intended to replace or alter existing therapies or procedures. These third-party payors may conclude that our products are less safe, effective or cost-effective than these existing therapies or procedures. Therefore, third-party payors may not approve our products for reimbursement.

        If third-party payors do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payors make reimbursement available, these payors' reimbursement policies may adversely affect the ability of us and our potential collaborators to sell our products on a profitable basis.

        Moreover, the trend toward managed healthcare in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our products which could adversely affect our business, financial condition and results of operations.

        In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after the FDA or other regulatory agencies approve any of our proposed products for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals they could materially adversely affect our business, financial condition and results of operations.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products or product candidates.

        We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Furthermore, product liability claims, regardless of their merits, could be costly and divert our management's attention from other business concerns, or adversely affect our reputation and the demand for our products. Although we maintain product liability insurance, we cannot be certain that this coverage will be adequate or that it will continue to be available to us on acceptable terms.

Rapid technological change could make our products obsolete.

        Pharmaceutical technologies have undergone rapid and significant change. We expect that pharmaceutical technologies will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with their development. Rapid technological change could make our products obsolete, which could materially adversely affect our business, financial condition and results of operations.

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

        Our research and development activities involve the use of hazardous materials, including chemicals and biological materials. We believe that our procedures for handling hazardous materials comply with federal and state regulations. However, there can be no assurance that accidental injury or contamination from these materials will not occur. In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources. This liability could materially adversely affect our business, financial condition and results of operations.

        We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products, and we spent approximately $14,000 in the six months ended June 30, 2004 to dispose of these hazardous materials and waste products. We may be required to incur significant costs to comply with environmental laws and regulations in the future that could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Common Stock

We expect that our stock price will fluctuate significantly.

        We only recently completed our initial public offering. Prior to this offering, you could not buy or sell our common stock publicly. After this offering, the average daily trading volume for our common stock has been relatively low. An active public market for our common stock may not continue to develop or be sustained. The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical and biotechnology stocks. The volatility of pharmaceutical and biotechnology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

  •
  announcements of the introduction of new products by us or our competitors;

  •
  market conditions in the pharmaceutical and biotechnology sectors;

  •
  rumors relating to us or our competitors;

  •
  litigation or public concern about the safety of our potential products;

  •
  our quarterly operating results;

  •
  deviations in our operating results from the estimates of securities analysts; and

  •
  FDA or international regulatory actions.

We may be the subject of securities class action litigation due to future stock price volatility.

        In the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

        The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Upon the completion of our initial public offering on October 14, 2003, approximately 74% of our outstanding common stock was held by private investors, officers, employees and directors who acquired their shares prior to the initial public offering. Many of these shareholders, in connection with the initial public offering, were subject to lock-up agreements. Prohibitions on selling shares under these lock-up agreements expired on April 4, 2004.

Our directors and management will exercise significant control over our company.

        As of the date of this prospectus, our directors and executive officers and their affiliates collectively control approximately 9.5% of our outstanding common stock, excluding unexercised options and warrants. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

        Provisions of Delaware law or our charter or by-laws could hamper a third party's acquisition of us, or discourage a third party from attempting to acquire control of us. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Further, these provisions make it more difficult for stockholders to change the composition of our board of directors in any one year.

        These provisions include:

  •
  a provision allowing us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of the common stock;

  •
  the existence of a staggered board of directors in which there are three classes of directors serving staggered three-year terms, thus expanding the time required to change the composition of a majority of directors and potentially discouraging someone from making an acquisition proposal for us;

  •
  the by-laws' requirement that stockholders provide advance notice when nominating our directors;

  •
  the inability of stockholders to convene a stockholders' meeting without the chairperson of the board, the chief executive officer, the president or a majority of the board of directors first calling the meeting; and

  •
  the application of Delaware law prohibiting us from entering into a business combination with the beneficial owner of 15% or more of our outstanding voting stock for a period of three years after the 15% or greater owner first reached that level of stock ownership, unless we meet specified criteria.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

        We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. In addition, the terms of any future debt or credit facility may preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

FORWARD-LOOKING INFORMATION

        This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

  •
  our plans to develop and market new products and the timing of these development programs, in particular the timing of clinical trials and regulatory milestones for AI-700;

  •
  our clinical development of product candidates, clinical trials and our ability to obtain and maintain regulatory approval for our product candidates;

  •
  our estimates regarding our capital requirements and our needs for additional financing;

  •
  our estimates of expenses and future revenues and profitability;

  •
  our estimates of the size of the potential markets for our product candidates;

  •
  our selection and licensing of product candidates;

  •
  our ability to attract collaborators with acceptable development, regulatory and commercialization expertise;

  •
  the benefits to be derived from corporate collaborations, license agreements and other collaborative efforts, including those relating to the development and commercialization of our product candidates;

  •
  sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts for the development and commercialization of products;

  •
  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

  •
  the rate and degree of market acceptance of our product candidates;

  •
  the timing and amount of reimbursement for our product candidates;

  •
  the success of other competing therapies that may become available; and

  •
  the manufacturing capacity for our product candidates.

        In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expect," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "intends," "potential" and similar expression intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of shares of common stock. However, if all of the warrants held by the selling stockholders are exercised for cash, we will receive proceeds of approximately $5,848,000. See "Selling Stockholders" and "Plan of Distribution" below. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders' shares.

SELLING STOCKHOLDERS

        In July 2004, we entered into definitive purchase agreements with institutional and accredited investors for a $21.5 million private placement of up to 3,440,000 newly issued shares of common stock at a price of $6.25 per share and warrants to purchase up to an additional 688,000 shares of common stock at an exercise price of $8.50 per share. In August 2004, a partial closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $17.9 million and the issuance of 2,865,522 shares of common stock and warrants to purchase up to an additional 573,105 shares of common stock. The warrants issued at this partial closing are not exercisable until February 2, 2005. On October 21, 2004, a second and final closing of this private placement was consummated, resulting in aggregate gross proceeds to us of approximately $3.6 million and the issuance of 574,478 shares of common stock and warrants to purchase up to an additional 114,895 shares of common stock. The warrants issued at this second and final closing are not exercisable until April 21, 2005.

        We are registering for resale under this prospectus 4,128,000 shares of our common stock, consisting of 3,440,000 shares of common stock and 688,000 shares of common stock issuable upon the exercise of warrants that were issued to the selling stockholders in connection with the August 2004 partial closing of the private placement and the October 2004 second closing of the private placement. The number of shares that will ultimately be issued to selling stockholders cannot be determined at this time because it depends on whether the selling stockholders elect to exercise the warrants.

        The table below sets forth information as of October 28, 2004, regarding ownership of our common stock by the selling stockholders and the number of shares that may be sold by them under this prospectus. The percentage ownership shown in the table is based on a total of 17,802,288 shares of common stock issued and outstanding as of October 28, 2004. The selling stockholders are not making any representation that the shares covered by this prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. Because the selling stockholders may offer all or some portion of the shares of common stock listed in the table and may sell all, part or none of the shares of common stock listed pursuant to this prospectus or otherwise, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. See "Plan of Distribution" below.

        The number of shares owned by the selling stockholders is determined by rules promulgated by the Securities and Exchange Commission for beneficial ownership and is not necessarily indicative of ownership for any other purposes. Notwithstanding the preceding sentence, and although the warrants held by the selling stockholders are not exercisable within 60 days of October 21, 2004, the shares of common stock issuable upon exercise of the warrants held by the selling stockholders are included in the numbers set forth in the table below since those shares of common stock are included in this registration statement. However, for purposes of calculating each selling stockholder's percentage ownership, the shares of common stock issuable upon exercise of the warrants are included for that selling stockholder but not the warrants of any other selling stockholder.

        Based on information provided to us by the selling stockholders, none of the selling stockholders are, or are affiliated with, broker-dealers, except that each of Capital Ventures International and SF Capital Partners Ltd. has advised us that it is under common control with one or more NASD members, none of which NASD members is currently expected to participate in any sales by Capital Ventures International and SF Capital Partners Ltd., respectively, pursuant to this prospectus. Each of the selling security holders has represented to us that it is not acting as an underwriter in this offering, that it purchased its shares and warrants in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        The persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them except as noted in the footnotes below based upon information provided to us by the selling stockholders.

        The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

        No selling stockholder has held any position nor had any material relationship with us or our affiliates during the past three years.

	Number of Shares Owned Before Offering		Number of Shares Offered Pursuant to this Prospectus
	Number	Percent	Number	Percent
Quaker Capital Partners I, L.P.(1)	1,119,094	6.3%	967,094	5.4%
Quaker Capital Partners II, L.P.(2)	620,006	3.5	535,306	3.0
Kings Road Investments Ltd.(3)	576,000	3.2	576,000	3.2
SF Capital Partners Ltd.(4)	288,000	1.6	288,000	1.6
Bay Resource Partners, L.P.(5)	108,763	*	108,763	*
Bay Resource Partners Offshore Fund, Ltd.(6)	116,759	*	116,759	*
Bay II Resource Partners, L.P.(7)	53,834	*	53,834	*
Thomas E. Claugus(8)	8,644	*	8,644	*
ADAR Investment Fund Ltd.(9)	225,600	1.3	225,600	1.3
Capital Ventures International(10)	192,000	1.1	192,000	1.1
Portside Growth and Opportunity Fund(11)	352,000	2.0	192,000	1.1
Atlas Equity I, Ltd.(12)	180,000	1.0	180,000	1.0
Sunrise Equity Partners, L.P.(13)	144,000	*	144,000	*
Bluegrass Growth Fund LP(14)	57,600	*	57,600	*
Bluegrass Growth Fund, Ltd.(15)	57,600	*	57,600	*
MFN LLC(16)	96,000	*	96,000	*
Smithfield Fiduciary LLC(17)	96,000	*	96,000	*
Ursus Capital, L.P.(18)	57,000	*	57,000	*
Ursus Offshore Ltd.(19)	39,000	*	39,000	*
Wasatch Funds, Inc. for Wasatch Global Science & Technology Fund(20)	27,600	*	27,600	*
Wasatch Funds, Inc. for Wasatch Micro Cap Value Fund(21)	51,600	*	51,600	*
Delta Opportunity Fund, Ltd.(22)	57,600	*	57,600	*
TOTAL	4,524,700	25.4	4,128,000	23.2

Footnotes:

*
Represents beneficial ownership of less than 1%.

(1)
Includes 957,912 shares of common stock, of which 805,912 are offered pursuant to this prospectus, and up to an additional 161,182 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(2)
Includes 530,788 shares of common stock, of which 446,088 are offered pursuant to this prospectus, and up to an additional 89,218 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(3)
Includes 480,000 shares of common stock, and up to an additional 96,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(4)
Includes 240,000 shares of common stock, and up to an additional 48,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(5)
Includes 90,636 shares of common stock, and up to an additional 18,127 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(6)
Includes 97,299 shares of common stock, and up to an additional 19,460 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(7)
Includes 44,862 shares of common stock, and up to an additional 8,972 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(8)
Includes 7,203 shares of common stock, and up to an additional 1,441 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(9)
Includes 188,000 shares of common stock, and up to an additional 37,600 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(10)
Includes 160,000 shares of common stock, and up to an additional 32,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(11)
Includes 320,000 shares of common stock, of which 160,000 are offered pursuant to this prospectus, and up to an additional 32,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(12)
Includes 150,000 shares of common stock, and up to an additional 30,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(13)
Includes 120,000 shares of common stock, and up to an additional 24,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(14)
Includes 48,000 shares of common stock, and up to an additional 9,600 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(15)
Includes 48,000 shares of common stock, and up to an additional 9,600 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(16)
Includes 80,000 shares of common stock, and up to an additional 16,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(17)
Includes 80,000 shares of common stock, and up to an additional 16,000 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(18)
Includes 47,500 shares of common stock, and up to an additional 9,500 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(19)
Includes 32,500 shares of common stock, and up to an additional 6,500 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(20)
Includes 23,000 shares of common stock, and up to an additional 4,600 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(21)
Includes 43,000 shares of common stock, and up to an additional 8,600 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

(22)
Includes 48,000 shares of common stock, and up to an additional 9,600 shares of common stock issuable upon exercise of a warrant to purchase shares of common stock held by such selling stockholder.

        Each of the selling stockholders represented to us, in connection with the completion of the private placement, that it was an accredited investor, was not organized for the specific purpose of acquiring the shares of common stock or warrants to purchase shares of our common stock, and was acquiring these shares and warrants in the private placement without any present intention of effecting a distribution of those shares, the warrants or the shares issuable upon exercise of the warrants other than in compliance with applicable securities laws. However, in recognition of the fact that the selling stockholders may desire the ability to sell those shares of our common stock that it owns or will own upon exercise of the warrants, in connection with the private placement we agreed to file the registration statement of which this prospectus forms a part with the Securities and Exchange Commission to permit the public resale of all or any portion of the shares or shares issuable upon exercise of the warrants held by the selling stockholders and to keep the registration statement effective until the earlier of (i) (A) with respect to each selling stockholder's shares of common stock acquired in the private placement, the second anniversary after the date of issuance of such shares, and (B) with respect to each selling stockholder's shares of common stock issued upon exercise of the warrants acquired in the private placement, the third anniversary after the date of issuance of each selling stockholder's warrant, or (ii) the sale of all such shares of common stock covered by the registration statement.

        We will bear all reasonable costs and expenses incident to the offering and sale of the shares to the public, including all registration, filing and qualification fees, printers' and accounting fees, but excluding any underwriting or brokerage commissions or similar charges and the fees and disbursement of counsel to the selling stockholders. See "Plan of Distribution" below.

        The series of Stock and Warrant Purchase Agreements by and among us and the selling stockholders dated as of July 29, 2004 provide generally that we will indemnify the selling stockholders for any losses incurred by them in connection with actions arising from any untrue statement of a material fact in the registration statement (including this prospectus and any amendments or supplements thereto) or any omission of a material fact required to be stated therein, unless such losses are based upon and in conformity with written information furnished to us by the selling stockholder expressly for use in the registration statement or based upon a failure by the selling stockholder to deliver this prospectus as required by applicable law. Similarly, the series of Stock and

Warrant Purchase Agreements provide generally that each selling stockholder will indemnify us and our officers and directors for any losses incurred by them in connection with any action arising from any untrue statement of material fact in the registration statement relating to the shares or any omission of a material fact required to be stated therein, or necessary to make the statements therein not misleading to the extent based upon written information provided by each selling stockholder expressly for use in the registration statement. The indemnification obligation under the Stock and Warrant Purchase Agreement of each selling stockholder is limited to the net proceeds received by each selling stockholder from the sale of its shares offered in this prospectus.

PLAN OF DISTRIBUTION

        The shares of common stock offered hereby may be sold from time to time by the selling stockholders for their own accounts. We will receive none of the proceeds from this offering. We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, "blue sky" expenses, accounting fees and filing fees, but excluding any brokerage commissions, discounts or similar charges.

        Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares of common stock covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

  •
  at market prices prevailing at the time of sale,

  •
  at prices relating to such prevailing market prices, or

  •
  at negotiated prices.

        Such sales may be effected in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares may then be listed. We will supply the selling stockholders with reasonable quantities of this prospectus. The shares may be sold by one or more of the following:

  •
  one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  in negotiated transactions; and

  •
  through other means.

        To the extent permitted by law, the selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholders may:

  •
  sell shares short and redeliver such shares to close out their short positions;

  •
  enter into transactions involving short sales by the brokers or dealers;

  •
  enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus; or

  •
  loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

        There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them.

        The selling stockholders may effect sales through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may further agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933. Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

        We have agreed to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) (A) with respect to each selling stockholder's shares of common stock, the second anniversary after the date of issuance of such shares, and (B) with respect to each selling stockholder's warrant shares, the third anniversary after the date of issuance of each selling stockholder's warrant, or (ii) the sale of all of the shares of common stock covered by the registration statement. Pursuant to the terms of our Stock and Warrant Purchase Agreements with the selling stockholders, we may temporarily suspend the rights of the selling stockholders to resell their shares pursuant to this prospectus under certain circumstances.

        We will inform the selling stockholders of the need for delivery of copies of this prospectus in connection with sales under the registration statement.

        Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

        Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. In addition to selling the shares of common stock, the selling stockholders may transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ACUS." American Stock Transfer & Trust Company is the transfer agent for shares of our common stock.

LEGAL MATTERS

        The legality of the shares is being passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of Acusphere, Inc. and subsidiaries as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of certain procedures to financial statement amounts in connection with a reverse stock split for the period from inception (July 12, 1993) to December 31, 2000 that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such procedures), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

        The consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 and the period from inception (July 12, 1993) to December 31, 2000, of Acusphere, Inc. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 had been audited by Arthur Andersen LLP, independent auditors, as indicated in their report with respect thereto. Such report is incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

        Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. The consolidated financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 are not presented herein.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Securities and Exchange Commission. Our common stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission's Internet site (http://www.sec.gov).

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of any offering of securities made by this prospectus:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004;

  •
  Our current reports on Form 8-K filed on July 7, 2004, July 23, 2004, August 4, 2004, September 10, 2004, October 20, 2004, and November 1, 2004; and

  •
  The description of our common stock contained in the section titled "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A filed under the Exchange Act with the SEC on September 20, 2003 (File No. 000-50405) and incorporating by reference the information contained in our Registration Statement on Form S-1 (file No. 333-106725), including any amendment or report filed for the purpose of updating that description.

        Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Acusphere, Inc., Attn: Investor Relations, 500 Arsenal Street, Watertown, Massachusetts 02472, telephone number (617) 648-8800.

        Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference, shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any supplement or any document incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        Our estimated expenses (other than underwriting discounts) payable in connection with the sale of the common stock offered hereby are as follows:

SEC registration fee	$3,488
Printing and engraving expenses	10,000
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Miscellaneous	11,512
Total	$175,000

Item 15. Indemnification of Directors and Officers

        The Delaware General Corporation Law and the registrant's certificate of incorporation and by-laws provide for indemnification of the registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

        Our certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

        Our by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. A principal effect of these provisions is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, subject to certain exceptions. These provisions may also shield directors from liability under federal and state securities laws.

Item 16. Exhibits

  (a)
  Exhibits:

Exhibit Number	Exhibit Description
3.01(1)	Amended and Restated Certificate of Incorporation of registrant (Exhibit 3.02)
3.02(1)	Amended and Restated By-laws of registrant (Exhibit 3.04)
4.01(1)	Specimen Certificate for shares of common stock of registrant (Exhibit 4.01)
5.01(5)	Legal Opinion of Testa, Hurwitz & Thibeault, LLP
10.01(2)	Form of Stock and Warrant Purchase Agreement dated as of July 29, 2004 (Exhibit 10.1)
10.02(2)	Form of Warrant issued to Selling Stockholders (Exhibit 10.2)
10.03(2)	Amendment No. 2 to Tenth Amended and Restated Investors' Rights Agreement dated as of July 29, 2004 (Exhibit 10.3)
10.04(3)(5)	Collaboration, License and Supply Agreement by and between the registrant and Nycomed Danmark ApS dated July 6, 2004 (Previously filed as Exhibit 10.31 to Acusphere's Registration Statement on Form S-1 (File No. 333-119027) filed on September 15, 2004)
10.05(3)(5)	Commercial Building Lease by and between 890 East LLC and the registrant dated as of July 20, 2004 (Previously filed as Exhibit 10.32 to Acusphere's Registration Statement on Form S-1 (File No. 333-119027) filed on September 15, 2004)
10.06(4)	Promissory note with Massachusetts Development Finance Agency (Exhibit 10.33)
10.07(4)	Master Security Agreement by and between the registrant and General Electric Capital Corporation dated April 16, 2004 (Exhibit 10.34)
10.08(4)	Form of Promissory Note with General Electric Capital Corporation under Master Security Agreement, together with schedule of borrowing (Exhibit 10.35)
21.01(4)	List of Subsidiaries (Exhibit 21.01)
23.01(5)	Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.01)
23.02(5)	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24.01(4)	Power of Attorney (included in signature page)

(1)
Incorporated herein by reference to the exhibits to Acusphere's Registration Statement on Form S-1 (File No. 333-106725). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2)
Incorporated by reference to Acusphere's Current Report on Form 8-K filed July 29, 2000 (File No. 000-50405). The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(3)
Confidential Treatment requested for certain portions of this Agreement.

(4)
Incorporated herein by reference to Acusphere's Registration Statement on Form S-1 (File No. 333-119027) filed on September 15, 2004. The number given in parenthesis indicates the corrseponding exhibit number in such Form S-1.

(5)
Filed herewith.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Watertown, Massachusetts, on the 3rd day of November, 2004.

ACUSPHERE, INC.
By:	/s/ SHERRI C. OBERG Sherri C. Oberg President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ SHERRI C. OBERG Sherri C. Oberg	President and Chief Executive Officer and Director (Principal Executive Officer)	November 3, 2004
/s/ JOHN F. THERO John F. Thero	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 3, 2004
* Sandra Fenwick	Director	November 3, 2004
* Derek Lemke-von Ammon	Director	November 3, 2004
* Kate Mitchell	Director	November 3, 2004
* Frank Baldino, Jr.	Director	November 3, 2004
* Martyn Greenacre	Director	November 3, 2004
*By:	/s/ SHERRI C. OBERG Sherri C. Oberg Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.01(1)	Amended and Restated Certificate of Incorporation of registrant (Exhibit 3.02)
3.02(1)	Amended and Restated By-laws of registrant (Exhibit 3.04)
4.01(1)	Specimen Certificate for shares of common stock of registrant (Exhibit 4.01)
5.01(5)	Legal Opinion of Testa, Hurwitz & Thibeault, LLP
10.01(2)	Form of Stock and Warrant Purchase Agreement dated as of July 29, 2004 (Exhibit 10.1)
10.02(2)	Form of Warrant issued to Selling Stockholders (Exhibit 10.2)
10.03(2)	Amendment No. 2 to Tenth Amended and Restated Investors' Rights Agreement dated as of July 29, 2004 (Exhibit 10.3)
10.04(3)(5)
Collaboration, License and Supply Agreement by and between the registrant and Nycomed Danmark ApS dated July 6, 2004 (Previously filed as Exhibit 10.31 to Acusphere's Registration Statement on Form S-1 (File No. 333-119027) filed on September 15, 2004)
10.05(3)(5)
Commercial Building Lease by and between 890 East LLC and the registrant dated as of July 20, 2004 (Previously filed as Exhibit 10.32 to Acusphere's Registration Statement on Form S-1 (File No. 333-119027) filed on September 15, 2004)
10.06(4)	Promissory note with Massachusetts Development Finance Agency (Exhibit 10.33)
10.07(4)	Master Security Agreement by and between the registrant and General Electric Capital Corporation dated April 16, 2004 (Exhibit 10.34)
10.08(4)	Form of Promissory Note with General Electric Capital Corporation under Master Security Agreement, together with schedule of borrowing (Exhibit 10.35)
21.01(4)	List of Subsidiaries (Exhbiit 21.01)
23.01(5)	Consent of Testa, Hurwitz & Thibeault, LLP (contained in Exhibit 5.01)
23.02(5)	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
24.01(4)	Power of Attorney (included in signature page)

(1)
Incorporated herein by reference to the exhibits to Acusphere's Registration Statement on Form S-1 (File No. 333-106725). The number given in parenthesis indicates the corresponding exhibit number in such Form S-1.

(2)
Incorporated by reference to Acusphere's Current Report on Form 8-K filed July 29, 2000 (File No. 000-50405). The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(3)
Confidential Treatment requested for certain portions of this Agreement.

(4)
Incorporated herein by reference to Acusphere's Registration Statement on Form S-1 (File No. 333-119027) filed on September 15, 2004. The number given in parenthesis indicates the corrseponding exhibit number in such Form S-1.

(5)
Filed herewith.

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EXPLANATORY NOTE
TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX